UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CURO Group Holdings Corp.
(Name of Issuer)

Common Stock, Par Value $ 0.001 Per Share
(Title of Class of Securities)

23131L 107
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23131L 107		Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Chadwick Heath Faulkner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 66,706
	6	SHARED VOTING POWER 4,274,796
	7	SOLE DISPOSITIVE POWER 66,706
	8	SHARED DISPOSITIVE POWER 4,274,796
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,341,502
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%(1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)		The percentage ownership is based on 40,485,381 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

2

CUSIP No. 23131L 107		Page 3 of 8 Pages
1	NAME OF REPORTING PERSON Exempt Family Trust c/u Leah M. Faulkner 2017 Dynasty Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,137,386
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,137,386
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,137,386
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)		The percentage ownership is based on 40,485,381 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

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CUSIP No. 23131L 107		Page 4 of 8 Pages
1	NAME OF REPORTING PERSON Exempt Family Trust c/u Chadwick H. Faulkner 2017 Dynasty Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,137,410
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,137,410
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,137,410
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)		The percentage ownership is based on 40,485,381 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

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Item 1.

(a)	Name of Issuer:
CURO GROUP HOLDINGS CORP.

(b)	Address of Issuer’s Principal Executive Offices:

200 West Hubbard, 8th Floor
Chicago, IL 60654

Item 2.

(a)	Name of Person Filing:

Chadwick Heath Faulkner, Exempt Family Trust c/u Leah M. Faulkner 2017 Dynasty Trust (the “Leah Faulkner Trust”), Exempt Family Trust c/u Chadwick H. Faulkner 2017 Dynasty Trust (the “Chad Faulkner Trust” together with the Leah Faulkner Trust, the “Family Trusts”). The Family Trusts, together with Mr. Faulkner, are herein referred to as, the "Reporting Persons."

Pursuant to Rule 13d-1(d)(k)(1) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 99.1 to the Statement on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2018, each Reporting Person has agreed to file one statement on Schedule 13G, including any amendments thereto.

(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o CURO Group Holdings Corp., 200 West Hubbard, 8th Floor, Chicago, IL 60654.

(c)	Citizenship:

Mr. Faulkner is a citizen of the United States of America. The Family Trusts are organized under the laws of the state of California.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share ("Common Stock")

(e)	CUSIP Number:

23131L 107

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Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount of Common Stock beneficially owned by each Reporting Person is based on 40,485,381 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

In the aggregate, the Reporting Persons beneficially own 4,341,502 shares of Common Stock. The Leah Faulkner Trust is the record holder of 2,137,386 shares of Common Stock. The Chad Faulkner Trust is the record holder of 2,137,410 shares of Common Stock. Mr. Faulkner is the advisor of the Family Trusts and as such holds the voting and dispositive power over the Common Stock held by the Family Trusts. Accordingly, the Reporting Persons share voting and dispositive power over 4,274,796 shares of Common Stock. Other than for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Faulkner expressly disclaims beneficial ownership of the shares of Common Stock held of record by the Family Trusts (except to the extent of his pecuniary interest therein), and nothing herein shall be deemed to be an admission by Mr. Faulkner as to the beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

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Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

/s/ Chadwick Faulkner
Chadwick Faulkner

Exempt Family Trust c/u Leah M. Faulkner 2017 Dynasty Trust

By:	/s/ Chadwick Faulkner
Name:	Chadwick Faulkner
Title:	Advisor

Exempt Family Trust c/u Chadwick H. Faulkner 2017 Dynasty Trust

By:	/s/ Chadwick Faulkner
Name:	Chadwick Faulkner
Title:	Advisor

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